UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: April, 2026	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

40 Temperance Street, Toronto, Ontario, M5H 0B4

Attention: Secretary's Department (Tel.: (416) 866-3672)

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      Form 40-F    X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: April 17, 2026	By:	/s/ Meigan Terry
Name: Meigan Terry
Title: Executive Vice President & Chief Global Corporate and Public Affairs Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated April 17, 2026